Filed by Elscint Ltd. Pursuant to Rule 425
                                      Under the Securities Act of 1933
                                      And deemed filed pursuant to Rule 14a-12
                                      Under the Securities Exchange Act of 1934
                                      Subject Company: Elscint Ltd.
                                      Commission File No.: 001-08781

                  ELSCINT LIMITED ANNOUNCES SATISFACTION OF ALL
                  CONDITIONS TO CLOSING OF THE MERGER BY WAY OF
             EXCHANGE OF SHARES WITH ELBIT MEDICAL IMAGING LTD. AND
                                  CLOSING DATE

      Tel Aviv, Israel - November 21, 2005 - Elscint Limited (NYSE: ELT) ("Elscint") announced today that all the conditions to the closing of the merger by way of an exchange of shares between Elscint and Elbit Medical Imaging Ltd. ("EMI"), the indirect controlling shareholder of Elscint, have been satisfied (the "Merger").

      The closing of the Merger has been set for November 23, 2005 (the "Closing"). At the Closing, each ordinary shares of Elscint, NIS 0.05 par value (other than Elscint ordinary shares held by or for the benefit of EMI and Elscint), will be converted into the right to receive 0.53 ordinary shares of EMI, NIS 1 par value each. Elscint ordinary shares will cease to trade on the New York Stock Exchange and Elscint will become a wholly-owned subsidiary of EMI on such date.

About Elscint Limited

Elscint Limited is engaged in two principal businesses: Hotel development and leisure, and investments in bio-technology companies. Elscint has interests in hotels in Western Europe, in hotel development projects, principally in Western and Central Europe, and in the commercial and entertainment center at the Marina in Herzlia, Israel. In the bio-technology field, Elscint invests in high potential start-up companies, and provides business guidance and professional advice to such companies for the development of business plans, research and development and marketing programs. More information regarding the Company is available at: http://www.elscint.net

  This release contains certain forward-looking statements, which involve known and unknown risks, uncertainties or other factors not under the Company's control. The Company does not undertake to update the information set forth in this release.

For Further Information:

Company Contact                                  Investor Contact

Abraham (Rami) Goren                             Kathy Price
Elscint, Ltd.                                    The Global Consulting Group
+972-3-608-6020                                  +1-646-284-9430
argoren@elscint.net                              kprice@hfgcg.com